Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTION:
INCREASE IN REGISTERED CAPITAL AND TOTAL INVESTMENT OF A SUBSIDIARY,
CONNECTED TRANSACTIONS:
PROVISION OF GUARANTEE AND RENEWAL OF WAIVER FOR ON-GOING CONNECTED TRANSACTIONS

RESULTS OF SPECIAL GENERAL MEETING

The Board is pleased to announce that resolutions relating to the Capital Increase, the Guarantee and the renewal of waiver for On-going Connected Transactions have been duly passed by the Shareholders at the Special General Meeting held today.

Reference is made to the announcements made by the Company dated 29 January and 12 February 2003, respectively (collectively the ‘‘Announcements’’) and the circular dated 13 February 2003, relating to, among other things, the Capital Increase, the Guarantee and the renewal of waiver for On-going Connected Transactions. Unless otherwise defined, terms used herein shall have the same meanings as in the Announcements.

The Board is pleased to announce that resolutions relating to the Capital Increase, the Guarantee and the renewal of waiver for On-going Connected Transactions have been duly passed by the Shareholders at the Special General Meeting held today.

By Order of the Board of
     Brilliance China Automotive Holdings Limited
     Wu Xiao An
     (also known as Ng Siu On)
     Chairman

Hong Kong SAR, 26 February 2003
* for identification purposes only